Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 30.05.02

ORK – Board of Directors elected

The Corporate Assembly of Orkla ASA was held on 29 May 2002.
Shareholder-elected members Almskog, Saven and Alhaug time period was up.
The following shareholder –elected members were unanimously elected for 2 years:

- Kjell Almskog (re-elected)
- Bjørn Savèn (re-elected)
- Anne Birgitte Lundholt (new member)

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02 JUN 11 AM 11:21

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 30.05.2002

ORK – BBH builds new brewery in Eastern Siberia, Russia

The largest Russian brewery Baltika, which is a subsidiary of Baltic Beverages Holding (BBH), is building a new brewery in Habarovsk in Eastern Siberia. The population of the Habarovsk-region is approx. 10 million.

The capacity of the new brewery will be 1 million hl, and the brewery is scheduled to start brewing beer in the summer of 2003. The investment is expected to be around USD 50 million.

The new brewery will further strengthen BBH's market position in Eastern Russia. At the same time it will result in lower distribution costs of Baltika beer, which is the biggest beer brand in Russia. Today, Baltika beer is brewed at breweries in the Western and Southern part of Russia.

BBH is owned 50% by Carlsberg Breweries and 50% by Hartwall. Orkla owns 40% of Carlsberg Breweries.